Melissa K. Rice, PA
Attorneys and Counselors at Law

March 23, 2006

Jeffrey Riedler, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:  MEDirect Latino, Inc.
Form 10
Filed February 8, 2006 and amended February 17, 2006
File No.: 0-51795

Dear Mr. Riedler:

We are in receipt of your correspondence dated March 6, 2006, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

1. We expect that the Form 10 will be answered in its entirety prior to the 60 day effective date.

2. The financial statements required by Rule 3-10 of Regulation S-X have been updated as requested.

Explanatory Note

3. Reference to having more than $10 million in assets and 500 equity security holders or records has been deleted.

General development of business

4. Discussion has been expanded to provide information requested by Item 101(a) of Regulation S-K. Part of this discussion, the reasons for the reorganization or business segments of the business have been provided. (See 1st paragraph, page 2.)

How we generate our revenues

5. Clarification as to how the Company generates its revenues has been provided. (Page 2)

How we manage our operations

6. Disclosure indicating that the Florida operations center is the Company’s sole facility for operations has been provided on page 3.

Risk Factors

General

7. A risk factor relating to the market for our securities and the application of the penny stock rules has been provided on page 10.

Limited operating history makes an evaluation of MEDirect’s business difficult

8. The risk factor discussion has been expanded to include separate risk factors for market conditions, regulation and management’s ability to manage growth and each appears under its separate subheading. (See page 10.)

We are dependent upon outside financing to fund operations….

9. Disclosure indicating additional funding requirements has been deleted. The Company has adequate funding to meet its short term capital needs.

The profitability of our business will decrease….

10. The subheading has been revised to more accurately reflect the risk factor we were describing. (See page 11.)

We could lose contract manufacturers and suppliers….

11. Disclosure indicating profitability risk relating to contract manufacturers and suppliers has been deleted based on the fact that additional suppliers are readily available to meet the Company’s fulfillment needs.

If pharmacy licensing is delayed….

12. Disclosure has been modified to reflect current operations of the Company and ongoing risks related to possible future pharmacy operations. (See page 12.)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

13. Reference to the Company as a development stage company has been deleted from the disclosure.

Income from Operations

14. We have reviewed the use of non-GAAP financial measures and revised the disclosure as requested with regard to the reference of EBITDA. Furthermore, the reference to EBITDA has been deleted. (See page 15.)

Interest Expenses

15. Disclosure referring to the Company having no interest bearing debt and therefore no interest expense has been clarified in connection with the contradiction with amounts presented on the face of the Statements of Operations and with the information presented in Note 4, Long Term Debt. In addition, disclosure indicating whether interest at an appropriate rate was imputed and expensed for non interest bearing debt for all periods presented has also been provided. (See page 15.)

Liquidity and Capital Resources

16. Language has been revised and expanded to indicate the operating cash flows during the years presented as well as the clarification in discussing the liquidity and capital resources of the Company. (See page 16.)

17. The amounts of equity offerings and prices per share in the table of equity and debt financings have been reconciled with the Financial Statements. (See page 17.)

Critical Accounting Policies

18. The discussion of critical accounting policies has been expanded to include a disclosure on our analyses of uncertainties of applying a principal at a given time or the variability that is reasonably likely to result for its application over time as well as the other two items that you have requested. (See page 18.)

Revenue Recognition

19. Discussion indicating the specific nature of and the significance of estimates effecting revenue recognition have been expanded in the document. In addition, we have quantified each significant item that reduces gross sales to net sales. (See page 17.)

Allowance for Doubtful Accounts

20. Disclosure regarding accounts receivable have been expanded to include the items set forth in this comment. (See page 17.)

21. An explanation relating to the bad debt in the Results of Operations has been clarified and fully explained. (See page 18.)

Financial Statements for the years ended June 30, 2005 and 2004

22. Three years of audited financial statements have been provided as required by Regulation S-X.

Item 3. Properties

23. The properties section has been expanded to discuss and fully update the status of the San Juan customer service facility. (See page 20.)

Security ownership of certain beneficial owners and management

24. Disclosure as to the natural person with voting or investment control over the securities owned by TBeck Capital has been provided. (See footnote #4 to table on page 21.)

Directors and executive officers

25. Biographies for each member of management describing specific work experience for the past five years indicating the place and duration of employment for each position held has been provided with the exception of Dr. Pita. (Pages 22 and 23)

Executive compensation

26. The summary compensation table has been revised to reflect required information for the Chief Executive Officer for our most recently completed fiscal year. In addition, Item 401(f) of Regulation S-K has been addressed. (See page 24.)

Service agreements

27. All agreements required by Item 601 of Regulation S-K have been provided as exhibits to the Regulation Statement.

Market price of and dividends on the registrant’s common equity and related stockholder matters

28. Disclosure indicating the two classes of common stock and the number of shareholders of each class has been provided. (See pages 25.)

Statement of Stockholder’s Deficit

29. A description of how the shares were issued in connection with the merger has been provided as well as the reasons why the presentation is believed to be appropriate. (See Note 9 of the Financial Statements).

30. An explanation for the accounting of the issuance of 433,000 and 954,000 of founders’ shares issued respectively has been provided as well as how the valuation of all stock issued at the issuance date. (See Note 9 of the Financial Statements).

Statement of Cash Flows

31. Cash provided from cash overdrafts has been presented as financing (loan) activity. (See Statement of Cash Flows of the Financial Statements).

Note 1. Organization and Summary of Significant Accounting Policies

32. The revenue recognition policy has been expanded to discuss the revenue recognition criteria outlined in SAB Topic 13.A.1. and further disclosure as to how revenues recognized meet each of the criteria has been provided. (See Note 1-Revenue Recognition of the Financial Statements).

33. Disclosure about earnings per share as required by paragraph 40 of FAS 128 has been provided. (See Note 15 of the Financial Statements).

Organization

34. Discussion as to the recapitalization, more fully described as a reverse acquisition, has been expanded to provide a greater understanding of how the transaction happened and how it was accounted for. Based on the fact that this was a company that came through bankruptcy, there is no prior historical financial information included in the filing for any period since it was a fresh start filing subsequent to bankruptcy. (See Note 1-Organization of the Financial Statements).

35. Disclosure as to the Company’s accounting policy for shipping and handling costs has been provided. (See Note 1-Shipping and Handling Costs of the Financial Statements).

Note 5. Related Party Transactions

36. Verification as to which notes were originally issued as convertible notes and disclosure of the conversion terms at issuance has been provided. In addition, disclosure as to how the conversion features related to EITFs 98-5 and 00-27 has also been provided along with the method of valuation of stock issued in all transactions. (See Note 5 of the Financial Statements).

37. Disclosure indicating the determination of fair value of Preferred stock and how fair value compared to the fair value of the common stock on that date has been provided. (See Note 5 of the Financial Statements).

38. The amounts of expense and periods related to the $224,515 and $24,827 notes have been provided. (See Note 5 of the Financial Statements).

39. Disclosure of the components of the $210,403 and $94,695 figures has been provided to enable the reader to relate these totals to the earlier narrative description of the December 2002 agreements. In addition, clarification indicating the amount of expense recognized in each period and an explanation as to why the amount for 2005 was more than twice the amount in 2004 has also been provided. Finally, disclosure as to which line item on the statement of operations for each amount of expenses included has also been provided. (See Note 5 of the Financial Statements).

40. Disclosure of the accounting policies used to account for the stock options granted to certain major shareholders described in Note 5 have been provided. In addition, disclosures including all disclosures required by SFAS 123 has also been provided. (See Note 5 of the Financial Statements).

Note 10. Stockholder’s Equity

41. Disclosure as to how the Company accounted for the issuance of the Series A Convertible Preferred Units which consisted of A, B and C Warrants has been provided. (See Note 9 of the Financial Statements).

Note 14. Litigation

42. Disclosure as to pending lawsuits has been expanded to include additional disclosures in accordance with SFAS 5 and SAB 92. (See Note 14 of the Financial Statements).

Financial Statements for the three months ended September 30, 2005 and 2004

43. Interim financial statement disclosure has been revised as necessary based on preceding audited financial statement comments. (See Revised September 30, 2005 and 2004 Financial Statements).

Also, enclosed herewith is a statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

MELISSA K. RICE, P.A.

/s/ Melissa K. Rice

Melissa K. Rice
For the Firm